Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-114282

Prospectus Supplement No. 5
to Prospectus dated June 24, 2004

DIGITAL LIFESTYLES GROUP, INC.
(f/k/a NORTHGATE INNOVATIONS, INC.)

COMMON STOCK

UP TO 15,956,865 SHARES OF COMMON STOCK
OFFERED BY SELLING STOCKHOLDERS

     We are supplementing the prospectus dated June 24, 2004, to provide information contained in our Current Report on Form 8-K, filed on September 15, 2004 (without the exhibits thereto). This Prospectus Supplement supplements information contained in the Prospectus dated June 24, 2004, covering the resale by the Selling Stockholders of up to 15,956,865 shares of our common stock currently held by or issuable to the Selling Stockholders upon the exercise of certain rights and warrants. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendment or supplement thereto.

     We incorporate by reference herein the exhibits referenced in Item 9.01(c) of, and filed as exhibits to, our Current Report on Form 8-K, filed on September 15, 2004.

     INVESTING IN THE SHARES OF COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 5 OF THE PROSPECTUS DATED JUNE 24, 2004 FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH AN INVESTMENT IN THE SHARES OF COMMON STOCK.

     Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

     The date of this Prospectus Supplement is September 15, 2004.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported)	September 9, 2004

Digital Lifestyles Group, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware

(State or Other Jurisdiction of Incorporation)

0-27878	13-3779546

(Commission File Number)	(IRS Employer Identification No.)

1001 S. Capital of Texas Hwy. Building I, Suite 200 Austin, Texas	78746

(Address of Principal Executive Offices)	(Zip Code)

(512) 617-8282

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

     Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

     ☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

     ☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

     ☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

     ☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. ENTRY INTO A MATERIAL AGREEMENT.
ITEM 3.02. UNREGISTERED SALES OF EQUITY SECURITIES PRIVATE PLACEMENT
ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS
SIGNATURES

Item 1.01. ENTRY INTO A MATERIAL AGREEMENT.

     On September 14, 2004, Digital Lifestyles Group, Inc. (the “Company”) completed a private placement of its equity securities in which the Company raised approximately $5 million in gross proceeds. The private placement was completed pursuant to a Securities Purchase Agreement, dated September 9, 2004 (the “Purchase Agreement”), by and among the Company and the purchasers named on the signature pages thereto (the “Investors”). Under the terms of the Purchase Agreement, the Company sold to the Investors an aggregate of 14,450,858 shares of the Company’s common stock, par value $0.03 per shares (“Common Stock”), and warrants to purchase an aggregate of 7,225,426 shares of Common Stock (the “Warrants”). The Common Stock and Warrants were sold as a unit, with each Investor receiving a Warrant to purchase one share of Common Stock for every two shares of Common Stock purchased by such Investor. The purchase price for each unit was $0.346 per share of Common Stock purchased.

     The Purchase Agreement contains representations and warranties, covenants and indemnification provisions that are typical for private placements by public companies. The Purchase Agreement is filed herewith as Exhibit 10.1, and the description of the Purchase Agreement contained herein is qualified by reference to the terms of the Purchase Agreement.

     The Warrants are dated September 9, 2004, have an exercise price of $0.475 per share of Common Stock, and expire on the date that is two years after the Registration Statement (as defined below) is declared effective by the Securities and Exchange Commission (the “SEC”). The exercise price and the number of shares of Common Stock purchasable upon exercise of the Warrants shall be subject to adjustment (under formulae set forth in the Warrants) upon the occurrence of certain events, including, but not limited to: (i) stock dividends, stock splits or reverse stock splits; (ii) the payment of dividends on the Common Stock payable in shares of Common Stock or securities convertible into Common Stock; (iii) a recapitalization, reorganization or reclassification involving the Common Stock, or a consolidation or merger of the Company; or (iv) a liquidation or dissolution of the Company.

     The form of Warrant is filed herewith as Exhibit 10.2, and the description of the Warrants contained herein is qualified by reference to the terms of the form of Warrant.

     In connection with the Purchase Agreement, the Company, the Investors and Westech Capital Corporation (“Westech”) entered into a Registration Rights Agreement, dated September 9, 2004 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Company has agreed to use its best efforts to file with the SEC on or prior to September 30, 2004, a registration statement (the “Registration Statement”) for an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the resale of (i) the shares of Common Stock purchased by the Investors pursuant to the Purchase Agreement, (ii) the shares of Common Stock issuable upon exercise of the Warrants, and (iii) the shares of Common Stock issuable upon exercise of a warrant issued to Westech as consideration for certain services provided by an affiliate of Westech in connection with the transactions contemplated by the Purchase Agreement, which warrant issuance is described below. If the Company does not file the Registration Statement on or prior to September 30, 2004, the Company will, as liquidated damages, issue to each Investor that is not an officer or director of the Company or an affiliate or associate of an officer or director of the Company (the “Outside Investors”) an additional Warrant (a “Damages Warrant”) to purchase half the number of shares of Common Stock that are subject to the Warrant already held by such Investor. Further, if the Company does not file the Registration Statement on or prior to October 24, 2004, the Company will, as liquidated damages, issue to the Outside Investors an additional Damages Warrant to purchase half the number of shares that are subject to the Warrant already held by such Investors. If the Company becomes obligated to issue Damages Warrants in respect of the Warrants, no Damages Warrant will be issued in respect of any Damages Warrant. The Damages Warrants, if issued, will have an exercise price of $0.475 per share and will otherwise have terms and conditions identical to the Warrants.

     In addition, the Company agreed to use its best efforts to have the Registration Statement declared effective within 65 days from the filing date of the Registration Statement or as soon as possible thereafter and to maintain the Registration Statement’s effectiveness until the earliest of (i) two years from date the shares of Common Stock were issued under the Purchase Agreement, (ii) the date on which all of the shares of Common Stock included in the Registration Statement are sold in a manner contemplated by the Registration Statement, (iii) the date on which all the shares of Common Stock eligible to be included in the Registration Statement have been sold under Rule 144 under the Securities Act, and (iv) the date on which the Company receives an opinion from its legal counsel to the effect that all the shares of Common Stock eligible to be included in the Registration Statement can be freely traded without the continued effectiveness of the Registration Statement and the Company has instructed the transfer agent for such shares of Common Stock that any legends on any certificate representing such shares of Common Stock that restrict the transfer of such shares of Common Stock shall be removed upon presentation to the transfer agent of any such certificate.

     The Registration Rights Agreement contains other covenants and indemnification provisions that are typical for registration rights agreements entered into by public companies in connection with private placements. The Registration Rights Agreement is filed herewith as Exhibit 10.3, and the description of the Registration Rights Agreement contained herein is qualified by reference to the terms of the Registration Rights Agreement.

     Certain of the Investors have material relationships with the Company or are affiliated with entities or persons that have material relationships with the Company. Three of the Investors are officers or directors of the Company or are affiliated with officers or directors of the Company: (i) Theodore B. Muftic, the Company’s Chief Financial Officer, who purchased 722,543 shares of Common Stock and Warrants to purchase 361,271 shares of Common Stock; (ii) Savage Interests, L.P., an entity affiliated with Kent A. Savage, the Company’s Chief Executive Officer and Chairman of the Company’s Board of Directors, which purchased 1,011,560 shares of Common Stock and Warrants to purchase 505,780 shares of Common Stock; and (iii) R-2 Group Holdings, LLC, an entity affiliated with Suhail Rizvi, a non-employee director of the Company, which purchased 433,526 shares of Common Stock and Warrants to purchase 216,763 shares of Common Stock. If the Company becomes obligated under the Registration Rights Agreement to issue Damages Warrants to the Outside Investors, none of Mr. Muftic, Savage Interests, L.P. nor R-2 Group Holdings will be entitled to receive Damages Warrants.

     In addition, an additional Investor, Tejas Securities Group, Inc. (“Tejas”), is a party to an Engagement Letter, dated August 31, 2004 (the “Engagement Letter”), between the Company and Tejas, pursuant to which the Company engaged Tejas as a non-exclusive financial advisor to the Company in connection with the private placement effected pursuant to the Purchase Agreement. In consideration for Tejas’s services, the Company agreed to pay Tejas cash commissions equal to 4% of the gross proceeds from the sale of the Common Stock and Warrants sold pursuant to the Purchase Agreement. Tejas’s fee under the Engagement Letter was equal to $156,000, which Tejas elected to receive by purchasing under the Purchase Agreement 450,867 shares of Common Stock and related Warrants to purchase 225,433 shares of Common Stock. Because Tejas is an Outside Investor, if the Company becomes obligated under the Registration Rights Agreement to issue Damages Warrants to the Outside Investors, Tejas will be entitled to receive Damages Warrants.

     In addition, pursuant to the Engagement Letter, as consideration for the services provided by Tejas, the Company issued to Westech, an affiliate and designee of Tejas, a warrant to purchase 1,000,000 shares of Common Stock at the exercise price of $0.475 per share, which is exercisable until September 9, 2012 (the “Westech Warrant”). The Westech Warrant contains terms and conditions that are substantially similar to the terms and conditions of the Warrants issued to the Investors with the exception of certain representations and covenants of Westech designed to ensure that the issuance of the Westech Warrant would be exempt from registration under the Securities Act. Westech is a party to the Registration Rights Agreement, but is not an Investor. Therefore, if the Company becomes obligated under the Registration Rights Agreement to issue Damages Warrants to the Outside Investors, Westech will not be entitled to receive Damages Warrants.

     The Engagement Letter is filed herewith as Exhibit 10.4, and the description of the Engagement Letter contained herein is qualified by reference to the terms of the Engagement Letter. The Westech

Warrant is filed herewith as Exhibit 10.5, and the description of the Westech Warrant contained herein is qualified by reference to the terms of the Westech Warrant.

     On September 13, 2004, the Company announced in a press release that it signed agreements relating to the private placement contemplated by the Purchase Agreement. The Company’s September 13, 2004, press release is attached hereto as Exhibit 99.1.

     On September 15, 2004, the Company announced in a press release that it completed the private placement contemplated by the Purchase Agreement. The Company’s September 15, 2004, press release is attached hereto as Exhibit 99.2.

ITEM 3.02. UNREGISTERED SALES OF EQUITY SECURITIES PRIVATE PLACEMENT

     Reference is made to the disclosure provided in response to Item 1.01 of this Form 8-K, with respect to (i) the issuance by the Company for approximately $5 million of an aggregate of 14,450,858 shares of Common Stock and Warrants to purchase an aggregate of 7,225,426 shares of Common Stock, and (ii) the issuance by the Company to Westech of the Westech to purchase 1,000,000 shares of Common Stock, which disclosure is incorporated herein by this reference.

     The shares of Common Stock and Warrants to purchase Common Stock sold pursuant to the Purchase Agreement were offered and sold to the 19 private individuals and institutional investors that the Company reasonably believes are “accredited investors,” as such term is defined in Rule 501 under the Securities Act, named in the Schedule of Purchasers attached to the Purchase Agreement. The offers and sales were made without registration under the Securities Act, or the securities laws of certain states, in reliance on the exemptions provided by Section 4(2) of the Securities Act and Regulation D under the Securities Act and in reliance on similar exemptions under applicable state laws.

     The Westech Warrant was issued without registration under the Securities Act, or the securities laws of certain states, in reliance on the exemption provided by Section 4(2) of the Securities Act and Regulation D under the Securities Act and in reliance on similar exemptions under applicable state laws. The Company reasonably believes that Westech is an “accredited investor.”

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

(c)	Exhibits

10.1	Securities Purchase Agreement, dated as of September 9, 2004, by and among Digital Lifestyles Group, Inc. (the “Company”) and the purchasers named on the signature pages thereto (the “Investors”)

10.2	Form of Warrant, dated as of September 9, 2004, issued by the Company to the Investors

10.3	Registration Rights Agreement, dated as of September 9, 2004, by and among the Company, the Investors and Westech Capital Corporation (“Westech”), as designee of Tejas Securities Group, Inc. (“Tejas”)

10.4	Engagement Letter, dated as of August 31, 2004, by and between the Company and Tejas

10.5	Warrant, dated as of September 9, 2004, issued by the Company to Westech

99.1	Press Release, dated September 13, 2004

99.2	Press Release, dated September 15, 2004

* * * * *

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DIGITAL LIFESTYLES GROUP, INC.

Date: September 14, 2004
By:	/s/ Kent A. Savage
Name: Kent A. Savage
Title: Chief Executive Officer